Correspondence

Certiplex Corporation

663 Rancho Santa Fe Rd Suite 628

San Marcos, CA 92078

Telephone: 800-456-6211

www.Certiplex.com

wbcertiplex@gmail.com

January 26, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Attention:	Rucha Pandit Lilyanna Peyser

RE:	Certiplex Corporation Amendment No. 2 to Registration Statement on Form S-1 Filed January 24, 2024 File No. 333-274531

Dear Ms. Pandit and Ms. Peyser:

We are hereby responding to the letter dated January 10, 2024 (the“Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission regarding the Company’s S-1\A Registration Statement Filed December 15, 2023, File No. 333-274531.

For ease of reference, the text of the Staff’s comment is included in boldface type below, followed by the Company’s response.

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

Cover Page

1. Please revise to include the delaying amendment legend on the front cover page of the registration statement. Refer to Item 501(a) of Regulation S-K.

RESPONSE:

The following was added:

We hereby amend this registration statement on such date or dates as may be necessary to delay our effective date until the registrant shall file a further amendment which specifically states that this registration statement shall, thereafter, become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a) may determine.

Prospectus Summary, page 1

2. Please revise here and on the prospectus cover page to state, as you do in your risk factor disclosure on page 7, that "Varton Berian owns approximately 62% of our outstanding common shares and will continue to do so" after the filing of the registration statement and that, as a result, Mr. Berian will have "the ability to control the outcome of corporate actions requiring stockholder approval, including mergers and other changes of corporate control, any private transactions, and other extraordinary transactions."

RESPONSE: Added per comment on the prospectus cover page and the Prospect summary page.

3. Please define the terms "Business Ready Opportunities" and "Social Media Integration."

RESPONSE: Business Ready Opportunities explanation is referred to on page 22.

The word "integration" was replaced by the word "development" for clarification.

Company Cash Flow, page 2

4. With a view to putting your financial condition in context, where you discuss your revenue, please also disclose your net income/loss for the noted periods.

RESPONSE: Revised accordingly on page 2.

Risk Factors, page 6

5. To the extent applicable, please update your risk factors to disclose how recent inflationary pressures have materially impacted your business and operations. For example, identify the types of inflationary pressures you are facing and how your business has been affected.

RESPONSE: The risk factor was added on Page 7.

Business Modules, page 22

6. Please expand upon the "Candy That Cares" line of vending supplies, including how the business module works for those that purchase it, the cost to purchaser, how the purchaser of a module is related (or not) to your company after purchase (for example as an independent contractor, franchisee or otherwise), and how both the purchaser and you earn revenue through this module. Disclose that both of the identified website domains lead to the same Candy That Cares line of vending supplies and, if true, that Candy That Cares is your only business module offering. We also note your disclosure that Varton Berian is the CEO and founder of Candy That Cares; in an appropriate place, please revise to disclose the terms of this related party transaction.

RESPONSE: The section on Business Modules on page 22 was revised to clarify how Business Modules work. Additionally, we have clarified why both websites, Vendn.com and candythatcares.org, lead to the same website content. The statement that Varton Berian served as CEO of various entities was a mistake in the Executive Officers and Directors section on page 24 and has been corrected.

Description of Business

Pro Sun Lights, page 22

7. We note that you have "acquired the non-exclusive licensing rights for the Pro Sun LED Lighting System." Please file any licensing agreements as exhibits to the registration statement and disclose the terms of such agreements, including the material obligations of both parties, termination provisions and fee structure. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE: We have revised the section to include details of the licensing agreement and have included the licensing agreement as an exhibit.

Regulation, page 23

8. With a view to understanding the governmental regulations that are applicable to your business, please revise to clarify the degree to which you conduct business operations outside of the United States. In this regard, we note your disclosure that your "business is subject to regulation by federal and state laws in the United States and the laws of other jurisdictions in which we do business (emphasis added)."

RESPONSE: The sentence on page 23 was revised to:

Our business is exclusively conducted within the United States and is subject to regulation by federal and state laws in the United States. Should we do business with countries outside the United States, we would be subject to their laws and regulations.

Directors, Executive Officers, Promoters and Control Persons, page 24

9. Please revise the column captioned "Title/Position" to reflect that Varton Berian is also the President of the company. Refer to Item 401 of Regulation S-K.

RESPONSE: Added per comment.

Notes to the Financial Statements

Stock Based Compensation, page 41

10. To the extent material, please file the Employee Stock Purchase Plan as an exhibit or tell us why you believe you are not required to do so. Refer to Item 601(b)(10)(ii)(B) of regulation S-K.

RESPONSE: As Varton Berian, the President, is currently the only employee of the company and stock was issued in 2021 for services, and there are no current plans to add additional employees, we don't believe an employee stock purchase plan is necessary at this time. However, at such time that we add additional employees, we plan on developing an Employee Stock Purchase Plan.

General

11. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

RESPONSE: At the time of the amendment filing, we intend to obtain the email address or other address of the associated staff member to send the requested documentation.

Sincerely,

/s/ Varton Berian

President, Certiplex Corp.